FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F. ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Australia and New Zealand Banking Group Limited

ACN 005 357 522

Company Secretary’s Office 6/100 Queen Street, Melbourne 3000	Telephone: Facsimile:	61-3 9273 6130 61-3 9273 6142

2 December, 2002

The Manager

Company Announcements Office
New York Stock Exchange
11 Wall Street New York NY 10005

United States of America           Facsimile: (1-212) 656 5071

Australia and New Zealand Banking Group Limited

Payment of Interest on US$258.75m 9.125% Capital Securities

Australia and New Zealand Banking Group Limited will on December 31, 2002 make a payment totalling $5,902,734.38 on its 9.125% Capital Securities to Holders of Record as at December 15, 2002.  This payment equates to approximately $0.57031 (rounded to 5 decimal places) per $25.00 security.

Yours sincerely,

Tim Paine

Company Secretary

Copy: Rick Skinavin	Facsimile: (1-212) 656 5893
New York Stock Exchange
Copy: Mark Anwender	Facsimile: (03) 9273 1687
Manager Strategic Funding ANZ

Media Release

Corporate Affairs
Level 20, 100 Queen Street Melbourne Vic 3000 Facsimile 03 9273 4899
For Release: 9 December 2002	www.anz.com

ANZ commits to Disability Action Plan

ANZ today announced a new Disability Action Plan to better meet the needs of customers and staff with a disability.

Developed as part of ANZ’s Customer Disability Anti-Discrimination Policy, the Disability Action Plan follows consultation with disability advocacy groups and the Human Rights and Equal Opportunity Commission.

The new Disability Action Plan plan commits ANZ to address accessibility and useability issues in five areas:

•  Communication — ensure customer information is clear, accessible and usable by people with a disability.  This includes the introduction of improved print size on brochures and assistance from Auslan interpreters for the hearing impaired.

•  Access to premises — This includes a new Property Access Review Panel to ensure legislative requirements on property access are being met, a branch access upgrade program and ongoing consultation with disability advocacy groups on access issues.

•  Improved access to products and services — creation of a Product and Service Review Advisory Panel to ensure requirements of customers with a disability are met in the development of banking products and services and commitment to meet voluntary industry standards for electronic banking services within 18 months where feasible.

•  Staff awareness and training — increase staff knowledge of disability issues through upgraded awareness training and the integration of disability issues in product-related training programs.

•  Foster a diverse and inclusive workplace — a commitment to working with advocacy groups to develop work placement programs for people with a disability and to identify high calibre people who will contribute to the diversity of the workplace.

ANZ Managing Director of Personal Banking and Wealth Management, Mr Elmer Funke Kupper, said the development of the Disability Action Plan was measurable action to improve the way it deals with customers who have a disability.

“The Disability Action Plan is a commitment to ensure our products and services are accessible to everyone and that our workplaces are welcoming and inclusive of people with a disability,” said Mr Funke Kupper.

ANZ will measure the effectiveness of its Disability Action Plan through yearly reviews of progress against key milestones and feedback from customers, staff and the community via the new Property Access Review and Product/Service Advisory Panels.

In addition to developing the Disability Action Plan, ANZ have been involved in the development of voluntary access standards covering ATMs, EFTPOS, Phone Banking and Internet Banking released by the Australian Bankers Association earlier this year.

ANZ’s Disability Action Plan joins a range of initiatives launched in the past 18 months by ANZ to improve the bank’s value to its customers and the community.  This includes fee-free transaction banking for over 60s; lower cost personal banking accounts; and a day’s paid leave for every staff member to undertake volunteer work in the community.

ANZ’s Disability Action Plan is available at:

http://www.anz.com/aus/aboutanz/corporate/policies/Disability.asp

For media enquiries, contact:

Rita Zonius

Media Relations Manager

Telephone:  03-9273 6190 or 0409-655 551 (mobile)
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street Melbourne Vic 3000 Facsimile 03 9273 4899
For Release: 16 December 2002	www.anz.com

ANZ accepts Tribunal decision on pre-1996
personal loan errors

ANZ today accepted the decision of the Victorian Consumer and Administrative Tribunal (VCAT) on penalties and compensation relating to customers who incurred financial loss resulting from documentation errors for fixed interest personal loans taken out between 1985 and 1996.

The errors are a breach of the Credit Act in force between 1985 and 1996 in Victoria, New South Wales, Australian Capital Territory and Western Australia, and between 1989 and 1996 in Queensland.  The Credit Acts have since been repealed and replaced by the Uniform Consumer Credit Code.

Since 1996, ANZ has overhauled its systems and training procedures ensuring there has been no repeat of the errors and that ANZ is compliant with the Uniform Consumer Credit Code.

Today’s VCAT decision, which includes a fine of $5.25 million and $850,000 to be paid in compensation to customers, follows a tribunal hearing on 3 December 2002 and settlement earlier this year of a related class action with legal firm Maurice Blackburn Cashman.

ANZ Managing Director Personal Banking and Wealth Management Mr Elmer Funke Kupper apologised to all customers who had been affected by the documentation errors.

“Today’s decision on penalties and compensation brings to an end a long running issue over errors that occurred between seven and sixteen years ago,” Mr Funke Kupper said.

“There is absolutely no excuse for breaches of consumer regulation and we accept the way ANZ has worked to resolve these issues in the past has not always been in our customers’ best interest.   We unreservedly accept the Tribunal’s findings and the decision on penalties and compensation,” he said.

The documentation errors related only to some ANZ fixed interest personal loans taken out between 28 February 1985 and 31 October 1996.  The errors ranged from mistakes such as having the wrong date on the credit contract where no financial loss has occurred and compensation is not payable, to compensable errors where there has been financial loss to the customer such as failing to properly rebate credit insurance premiums.

For media enquiries, contact:

Paul Edwards

Head of Media Relations

Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

By: Garry White
By: Garry White
Assistant Company Secretary

Date 10 December 2002